SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)



                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                    (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.



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                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces Third Quarter and Nine Months Financial Results dated November 7, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces Third Quarter and Nine Months Financial Results

Monday November 7, 6:01 am ET

Revenues Increase 17% Compared With the Third Quarter of 2004

YAHUD, Israel, November 7 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS) today announced its consolidated financial results for the three and nine-month periods ended September 30, 2005.

Revenues for the third quarter of 2005 reached US$17.8 million, an increase of
16.7 percent compared with the third quarter of 2004 and an increase of 3.3 percent over the second quarter of 2005.

Gross profit for the third quarter of 2005 reached US$7.5 million (42 percent of revenues), an increase of 9.7 percent over the third quarter of 2004 and an increase of 0.8 percent compared with the second quarter of 2005. The fluctuation in the gross margin was within expected parameters and is due to the revenues mix between turnkey projects and products.

Operating and net income in the third quarter of 2005, reached US$974,000 and US$602,000, respectively, compared with operating and net income of US$1.2 million and US$663,000 respectively, for the third quarter of 2004.

Diluted earnings per share for the third quarter were US$0.06, compared with diluted earnings per share of US$0.08 in the same period last year. The decrease was due to a 19% increase in the number of shares as a result of 1,700,000 share secondary offering completed in April 2005 and the 9% decrease in net income.

Revenues for the first nine months of 2005 reached US$48.9 million, an increase of 11.2 percent compared with the same period in 2004. Operating and net income for the nine-month period, reached US$2.7 million and US$ 1.4 million, respectively, compared with US$ 2.1 million and US$611,000 respectively, for the first nine months of 2004.

Diluted earnings per share for the nine-month period were US$0.14, compared with diluted earnings per share of US$0.07 in the same period of last year.

In the second quarter of 2004, the Company recorded an expense of US$1.2 million relating to an award granted to all of the Company's employees by the Company's two principal shareholders out of their own personal funds. According to generally accepted accounting principles in the United States (US GAAP), this grant was recorded as an expense in the second quarter of 2004, although it did not affect shareholders' equity nor the Company's cash flow.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal and CEO, said:
"I am pleased to present good results for the third quarter. Our work on the seam line project is proceeding at full-steam and according to schedule. The Israeli Government recently stated that the completion of the seam-line fence is its top priority and we believe we are very well placed to win the remaining tenders on the seam-line fence."

The Company will be hosting its quarterly conference call at 11:00am EST today. Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Mrs. Raya Asher, V.P. Finance & CFO, will review and discuss the third quarter 2005 results. They will then be available to answer questions.

To participate, you may call one of the teleconferencing numbers that follows.

Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

    US Dial-in Number:             1-866-860-9642
    Canada Dial-in Number:         1-866-485-2399
    ISRAEL Dial-in Number:         03-918-0610
    INTERNATIONAL Dial-in Number:  +972-3-918-0610
    At:
    11:00am Eastern Time
    8:00am Pacific Time
    6:00pm Israel Time


    About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS on the Nasdaq National Market since 1993 and on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Company                            Investor Relations
    Magal Security Systems, Ltd        Gelbart Kahana Investor Relations
    Raya Asher, CFO                    Ehud Helft/Kenny Green
    Tel: +972-3-5391444                Tel: +1-866-704-6710
    Fax: +972-3-5366245                E-mail: Ehud.Helft@galir.com
    E-mail: magalssl@trendline.co.il           Kenny.Green@galir.com

                           MAGAL SECURITY SYSTEMS LTD.
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                      (All numbers except EPS expressed in
                              thousands of US$)

                        Nine Months Ended Sep. 30     Quarter Ended Sep. 30
                            2005   % change  2004     2005  % change  2004

    REVENUES                $ 48,924  11  $43,986     $ 17,825  17  $15,271

    Cost of revenues          27,725  14   24,378       10,332  22    8,443

    Gross Profit              21,199   8   19,608        7,493  10    6,828

    OPERATING EXPENSES:
    Research and               3,769   8    3,486        1,337  12    1,193
    development, net

    Selling and marketing,    10,495  20    8,728        3,814  26    3,031
    net
    General and                4,218   2    4,133        1,368  -3    1,415
    administrative
    Award granted by
    principal shareholders         -        1,200            -            -

    TOTAL OPERATING           18,482   5   17,547        6,519  16    5,639
    EXPENSES

    OPERATING INCOME           2,717  32    2,061          974 -18    1,189

    FINANCIAL EXPENSES, NET      485 -16      574          116 -48      223

    INCOME BEFORE TAXES ON
    INCOME                     2,232  50    1,487          858 -11      966

    TAXES ON INCOME              854  -3      876          256 -16      303

    NET INCOME               $ 1,378 126    $ 611        $ 602  -9    $ 663

    BASIC NET EARNINGS PER
    SHARE                     $ 0.14       $ 0.07       $ 0.06       $ 0.08

    SHARES USED IN
    COMPUTING BASIC NET
    EARNINGS PER SHARE (IN
    THOUSANDS)                 9,712        8,565       10,372        8,617

    DILUTED NET EARNINGS      $ 0.14       $ 0.07       $ 0.06       $ 0.08
    PER SHARE

    SHARES USED IN
    COMPUTING DILUTED NET
    EARNINGS PER SHARE (IN
    THOUSANDS)                 9,811        8,673       10,383        8,706

    FINANCIAL RATIOS

                           Nine months Ended Sep. 30,  Quarter Ended Sep. 30,
                               2005            2004          2005       2004

    Gross Margin               43.3%           44.6%         42.0%      44.7%
    R&D as a % of Revenues      7.7%            7.9%          7.5%       7.8%
    Selling & Marketing as     21.5%           19.8%         21.4%      19.8%
    a % of Revenues
    G&A Expenses as a % of      8.6%            9.4%          7.7%       9.3%
    Revenues
    Operating Margin            5.6%            4.7%          5.5%       7.8%
    Net Income Margin           2.8%            1.4%          3.4%       4.3%
    Total Debt to Total        *0.42          **0.48         *0.42     **0.48
    Capitalization
    Current Ratio              *2.16          **1.77         *2.16     **1.77

    * As of September 30, 2005
    ** As of December 31, 2004

                           MAGAL SECURITY SYSTEMS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All numbers expressed in thousands of US$)

                                                   September 30, December 31,
                                                       2005          2004
    CURRENT ASSETS:
    Cash and cash equivalents                          $25,400      $11,964
    Trade receivables                                   17,179       13,232
    Unbilled accounts receivable                        13,185        7,465
    Other accounts receivable                            3,365        3,858
    Deferred income taxes                                  377          488
    Inventories                                         11,020       12,702
    Total current assets                                70,526       49,709

    LONG TERM INVESTMENTS AND TRADE RECEIVABLES:
    Long-term trade receivables                            391          344
    Long-term bank deposits and structure notes          6,028        5,994
    Severance pay fund                                   1,980        2,142
    Total long term investments and trade                8,399        8,480
    receivables

    PROPERTY AND EQUIPMENT, NET                         15,242       14,659

    OTHER ASSETS, NET                                    5,119        5,128

    Total assets                                       $99,286      $77,976

    CURRENT LIABILITIES:
    Short-term bank credit                             $20,263      $15,618
    Current maturities of long-term bank loans           1,769        1,849
    Trade payables                                       5,192        3,189
    Other accounts payable and accrued expenses          5,420        7,450
    Total current liabilities                           32,644       28,106

    LONG-TERM LIABILITIES:
    Long-term bank loans                                 3,500        3,500
    Accrued severance pay                                2,038        2,172
    Long-term liability in respect of forward               26          650
    contracts
    Total long terms liabilities                         5,564        6,322

    SHAREHOLDERS' EQUITY                                61,078       43,548

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $99,286      $77,976





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  November 7, 2005